SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)




                         AGRIBRANDS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Shares of Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    00849R105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  April 6, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /   /  Rule 13d-1(b)
     / X /  Rule 13d-1(c)
     /   /  Rule 13d-1(d)

----------------------------                           -------------------------

CUSIP No. 00849R105                    13G

----------------------------                           -------------------------

--------------------------------------------------------------------------------

    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Greenlight Capital, L.L.C.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  /  /
                                                                       (b)  /  /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    3     SEC USE ONLY


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            608,400
                 ---------------------------------------------------------------
                 ---------------------------------------------------------------
     NUMBER
       OF            6      SHARED VOTING POWER
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY     ---------------------------------------------------------------
      EACH
   REPORTING         7      SOLE DISPOSITIVE POWER
  PERSON WITH
                            608,400
                 ---------------------------------------------------------------
                 ---------------------------------------------------------------

                     8      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          608,400

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.0%

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON*

          CO

--------------------------------------------------------------------------------

      *SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------------                           -------------------------

CUSIP No. 00849R105                    13G

----------------------------                           -------------------------

--------------------------------------------------------------------------------

    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          David Einhorn

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /  /
                                                                       (b) /  /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    3     SEC USE ONLY


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            608,400
                 ---------------------------------------------------------------
                 ---------------------------------------------------------------
     NUMBER
       OF            6      SHARED VOTING POWER
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY     ---------------------------------------------------------------
      EACH
   REPORTING         7      SOLE DISPOSITIVE POWER
  PERSON WITH
                            608,400
                 ---------------------------------------------------------------
                 ---------------------------------------------------------------

                     8      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          608,400

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.0%

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON*

          IN

--------------------------------------------------------------------------------

      *SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------------                           -------------------------

CUSIP No. 00849R105                    13G

----------------------------                           -------------------------

--------------------------------------------------------------------------------

    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Jeffrey A. Keswin

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  /  /
                                                                       (b)  /  /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    3     SEC USE ONLY


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            608,400
                 ---------------------------------------------------------------
                 ---------------------------------------------------------------
     NUMBER
       OF            6      SHARED VOTING POWER
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY     ---------------------------------------------------------------
      EACH
   REPORTING         7      SOLE DISPOSITIVE POWER
  PERSON WITH
                            608,400
                 ---------------------------------------------------------------
                 ---------------------------------------------------------------

                     8      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          608,400

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.0%

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON*

          IN

--------------------------------------------------------------------------------

      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G

      This Schedule 13G (the "Schedule 13G") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, relating to shares of common stock of Agribrands International, Inc. (the "Issuer"). Greenlight and Messrs. Einhorn and Keswin previously reported beneficial ownership of shares of the Issuer on a Schedule 13D, the last amendment to such Schedule 13D being filed in November 1998. Greenlight and Messrs. Einhorn and Keswin now desire and are eligible to report beneficial ownership of the shares of the Issuer on Schedule 13G and do so now by filing this Schedule 13G.

      This Schedule 13G relates to shares of Common Stock of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), to which Greenlight acts as investment advisor.

Item 1(a)   Name of Issuer.

            Agribrands International, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices.

            9811 South Forty Drive
            St. Louis, Missouri 63124

Item 2(a)   Name of Person Filing.

            Greenlight Capital, L.L.C. ("Greenlight"), David Einhorn and Jeffrey A. Keswin

Item 2(b)   Address of Principal Business Office, or, if none, Residence.

            420 Lexington Ave., Suite 1740
            New York, New York  10170

Item 2(c)   Citizenship or Place of Organization.

            Greenlight is a limited liability company organized under the laws of the State of Delaware. David Einhorn and Jeffrey A. Keswin are the principals of Greenlight and are United States citizens.

Item 2(d)   Title of Class of Securities.

            Common Stock, par value $.01 per share (the "Common Stock").

Item 2(e)   CUSIP Number.

            00849R105

Item 3      Reporting Person.

            Inapplicable.

Item 4      Ownership.

            (a)   Greenlight   and   Messrs.   Einhorn   and  Keswin  are  the
                  beneficial owners of 608,400 shares of Common Stock.

            (b)   Greenlight   and   Messrs.   Einhorn   and  Keswin  are  the
                  beneficial owners of 6.0% of the outstanding shares of Common Stock.

            (c) Greenlight has the sole power to vote and dispose of the 608,400 shares of Common Stock beneficially owned by it. As the principals of Greenlight, Messrs. Einhorn and Keswin may direct the vote and disposition of the 608,400 shares of Common Stock beneficially owned by Greenlight.

Item 5      Ownership of Five Percent or Less of a Class.

            Inapplicable.

Item 6      Ownership of More Than Five Percent on Behalf of Another Person.

            Inapplicable.

Item 7      Identification   and   Classification   of  the  Subsidiary  which
            Acquired  the  Security  Being  Reported On by the Parent  Holding
            Company.

            Inapplicable.

Item 8      Identification and Classification of Members of the Group.

            Inapplicable.

Item 9      Notice of Dissolution of Group.

            Inapplicable.

Item 10     Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits    EXHIBIT 1

            Joint Filing Agreement dated April 14, 2000 between Greenlight, David Einhorn and Jeffrey A. Keswin.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date:  April 14, 2000


                                    GREENLIGHT CAPITAL, L.L.C.


                                    By:    /S/ JEFFREY A. KESWIN
                                         ------------------------------
                                         Jeffrey A. Keswin
                                         Managing Member



                                      /S/ DAVID EINHORN
                                    -----------------------------------
                                    David Einhorn


                                      /S/ JEFFREY A. KESWIN
                                    -----------------------------------
                                    Jeffrey A. Keswin